EXHIBIT NO. 3
RITCHIE BROS. AUCTIONEERS INCORPORATED
Management’s Discussion and Analysis of Financial Condition
And Results of Operations
For the Year Ended December 31, 2006

Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2006 compared to the year ended December 31, 2005. This discussion should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006 and notes thereto, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of February 21, 2007. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all tabular and related footnote dollar amounts presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations, including 33 auction sites, in more than 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment, trucks and other assets used in the construction, transportation, mining, forestry, petroleum, material handling, marine, real estate and agricultural industries. Our mission is to use unreserved auctions to create a global marketplace for our customers.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Analysts estimate that approximately $100 billion of the type of equipment we sell changes hands each year; our share of this market is less that 3%. Our secondary target markets include agricultural and industrial real estate, which are related and complimentary markets to our primary markets.
In 2006, more than 80% of the buyers at our auctions were end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). This is roughly consistent with the relative proportions of buyers in recent periods. Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment sellers that have traditionally disposed of equipment through private sales.
We believe that we have several key strengths that will enable us to continue to attract increasing numbers of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our widely recognized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our large customer base, our marketing skills, our internet tools and our in-depth experience in the marketplace.

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Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of over 50% of the equipment sold at any particular auction has left the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users of industrial assets rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consigned equipment to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on. During the year ended December 31, 2006, we had more than 241,000 bidder registrations at our industrial auctions, compared to approximately 214,000 in 2005. We received more than 32,000 industrial asset consignments in 2006, compared to almost 28,000 in 2005. A consignment is typically comprised of multiple lots.
Our principle goals are to grow our earnings per share at a manageable pace and to maintain the Ritchie Bros. culture. One of our primary strategies for increasing our earnings is to grow our gross auction sales, which are the total proceeds from all items sold at our auctions. Our strategies for accomplishing this objective include, among others, continued development of market sectors and regions in which we already operate and expansion into new and emerging market sectors and regions. We intend to continue to look for ways to capitalize on our competitive advantages outlined above. Where there is an opportunity for us to bring some or all of these factors into play and assist an owner to realize the best possible return on the sale of his assets, we will pursue that opportunity.
We also intend to continue adding to our network of auction sites, as well as upgrading existing auction sites. This part of our strategy is discussed in more detail below.
Attracting and retaining the best people is another component of our strategy, and this is an important part of our goal of maintaining our corporate culture. In addition, we are continuing to develop our training programs and to implement tools to increase the productivity of our sales force and to enhance the service we provide to our customers.
In 2004 we launched a strategic initiative, which we call M07, with the goal of developing more efficient, consistent and scalable business processes to support our growth objectives. We have reviewed all of our business processes and systems, and this continuous improvement initiative has become an important component of our growth strategy. We expect that the results of this initiative will provide a platform for efficient growth and will allow us to increase our revenues without an equivalent increase in our administrative expenses. Since launching M07, we have implemented new systems and processes, including several modules of an enterprise resource planning (or ERP) system, and anticipate that continuous improvement projects will be an important part of our strategy well into the future. We completed the first stages of our ERP implementation in the third quarter of 2006. Additional M07 projects are scheduled to be completed in 2007 and future years.
We are also using the internet to increase our level of service and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. Over 20% of the bidders at our auctions in 2006 participated over the internet.

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The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we lease the land. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During 2006, 91% of our gross auction sales was attributable to auctions held at our permanent auction sites and regional auction units (2005 – 90%).
During 2006, we conducted 177 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Asia (2005 – 153 auctions). We also held 141 unreserved agricultural auctions during the year, primarily in Canada and the United States (2005 – 99), and one real estate auction. Although our auctions vary in size, the average industrial auction in 2006 had gross auction sales of $14.6 million, compared to approximately $13.2 million in 2005. Approximately 60% of our auction revenues was earned from operations in the United States (2005 – 57%), 21% was earned in Canada (2005 – 23%) and the remaining 19% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East and Australia) (2005 – 20%). We had 821 full-time employees at December 31, 2006, including 245 sales representatives, compared to 675 and 211, respectively, at the end of 2005.
We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On February 21, 2007 we had 34,679,700 common shares issued and outstanding and stock options outstanding to purchase a total of 797,748 common shares. On May 4, 2004, our issued and outstanding common shares were split on a two-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.
Sources of Revenue and Revenue Recognition
Gross auction sales is an important measure we use in comparing and assessing our operating performance. It is not a measure of revenue presented in our consolidated financial statements, but we believe that auction revenues, which are reported as the top line of our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction sales.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately 75% of our gross auction sales on an annual basis.
In some situations, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our financial exposure from guarantee contracts fluctuates over time, but industrial auction guarantees are usually outstanding for less than 45 days. Agricultural auction guarantees are generally outstanding for a longer period of time, because many of the contracts are signed in the fall of one year for auctions to be held in the spring of the next year.

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The combined exposure at any time from all outstanding guarantee contracts can fluctuate significantly from period to period, but the quarter-end balance averaged approximately $57 million in 2006. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In recent periods, guarantee contracts have generally represented approximately 15% of gross auction sales on an annual basis.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. Following our purchase of the equipment, we assign it to a specific auction and sell it at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have generally represented approximately 10% of gross auction sales on an annual basis. We generally refer to our guarantee and outright purchase business as our underwritten or at-risk business.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the relative mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction sales) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.
Prior to 2002, our long-term expected average annual auction revenue rate was approximately 8.80%. With the introduction of a handling fee in 2002 and proxy and internet purchase fees in 2003, our long-term expected average annual auction revenue rate increased to approximately 9.30%. In 2003 we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average annual auction revenue rate to 9.50%. At the end of 2003 we increased our expected rate to be in the range of 9.50% to 10.00%, and our expectation has remained in this range since then. We achieved an auction revenue rate of 9.59% for 2006 and we believe that our sustainable average annual auction revenue rate continues to be in the range of 9.50% to 10.00%.

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The largest contributor to the variability in our auction revenue rate is the performance, rather than the amount, of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate.
Our gross auction sales and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.
Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size, as has occurred in recent periods.
Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Recent Developments
In January 2007 we announced that we had selected Accruit LLC as our exclusive provider of Like-Kind Exchange (or LKE) services to our customers in the United States. The purpose of the relationship with Accruit is to provide a straightforward and cost effective method for qualified customers in the United States to take advantage of the tax deferral provided under the Internal Revenue Code Section 1031 LKE rules. We do not consider this arrangement to be material to our ongoing operations, though it is an additional service offering for our American customers.
In February 2007 we signed a letter of intent to acquire the auction business and assets of Clarke Auctioneers Ltd., a Rouleau, Saskatchewan-based auctioneer of agricultural equipment. This acquisition is intended to expand our presence in the agricultural equipment and real estate markets in Saskatchewan, Canada. Darren and Jordan Clarke, auctioneers and principals of Clarke Auctioneers, are expected to join Ritchie Bros.’ agricultural team in Saskatchewan on our about March 15, 2007. Terms of the transaction will not be disclosed, because we do not consider them to be material relative to our consolidated operations. One of the acquired assets is an approximately 20-acre auction site in Rouleau, which will be our 34th permanent auction site.
Developments in 2006
Highlights of the year ended December 31, 2006 included:
•	We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction sales of $113 million.

•	We broke regional gross auction sales records in Atlanta, Georgia; North East, Maryland; Houston, Texas; Minneapolis, Minnesota; Toledo, Ohio; Phoenix, Arizona; Sacramento, California; Los Angeles, California; Edmonton, Alberta; and Prince George, British Columbia. Our Edmonton auction in October 2006 was our largest auction held in Canada in our history. In Saskatchewan, we held our largest ever single-owner farm auction.

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•	In the third quarter of 2006, our cumulative gross auction sales attributable to internet buyers using our rbauctionBid-Live online bidding system, which we implemented in 2002, surpassed the $1 billion mark.

•	We conducted our first ever auctions in France and Portugal.

•	We appointed our first sales representatives responsible for Russia and for Romania.

•	We held our first auctions at our new permanent auction sites in Nashville, Tennessee and Saskatoon, Saskatchewan.

•	We completed the purchase of approximately 140 acres of land near Columbus, Ohio, on which we are building a new permanent auction site.

•	We completed our acquisition of the business and assets of Dennis Biliske Auctioneers, a North Dakota-based auctioneer of agricultural equipment and real estate. This added to our network a permanent auction site in Buxton, North Dakota.

•	We completed the first phase of our ERP implementation, which included accounting and human resources modules.

•	Two new independent directors, Robert W. Murdoch and Edward B. Pitoniak, joined our Board of Directors. Mr. Murdoch has extensive experience in the construction industry, having retired from the position of President and CEO of Lafarge Corporation. He is currently a director of several public companies and a member of the international advisory board of Lafarge S.A. Mr. Pitoniak is currently President and CEO of Canadian Hotel Income Properties Real Estate Investment Trust, and brings to our Board a proven track record in marketing, brand management and product development, along with strong people development skills. Mr. Pitoniak was appointed to our Audit Committee and Mr. Murdoch was appointed to our Compensation Committee.

•	G. Edward Moul retired from his position as a director and Chair of the Audit Committee of our Board of Directors. In April 2006, the Board appointed Beverley A. Briscoe to the position of Chair of the Audit Committee and Charles E. Croft to the position of Lead Director and Vice-Chairman of the Board.

•	David E. Ritchie, one of our founders, retired from our Board of Directors and resigned as Chairman of the Board effective November 30, 2006. In recognition of his pivotal role in the development and success of our company, Mr. Ritchie has been appointed the honourary Chairman Emeritus of the Company. Mr. Ritchie is no longer a director of the Company and he does not receive any compensation for this honourary role.

•	Our Board appointed Mr. Croft to replace Mr. Ritchie as Chairman of the Board effective November 30, 2006. Because Mr. Croft is an independent director, our Board no longer has a Lead Director. However, any shareholder wishing to contact Mr. Croft may do so by phoning the Lead Director phone number or sending an email to the Lead Director email address, both of which are specified in our Information Circular dated February 21, 2007.
Overall Performance
For the year ended December 31, 2006 we recorded auction revenues of $261.0 million and net earnings of $57.2 million, or $1.64 per diluted common share. Net earnings for 2006 would have been $56.2 million, or $1.61 per diluted share, if we excluded the $1.0 million after-tax ($1.6 million before tax) net effect of a gain recorded on the sale of excess property in Florida and a write-down of land held for resale in Texas. This performance compares to auction revenues of $212.6 million and net earnings of $49.5 million, or $1.43 per diluted common share, for the year ended December 31, 2005, excluding the effect of after-tax gains of $4.1 million ($6.4 million before tax) recorded on the sale of excess property in Texas and British Columbia. Our financial statement net earnings for 2005 were $53.6 million, or $1.56 per basic share and $1.54 per diluted share. Excluding the impact of gains and losses on the disposition of capital assets in both periods, our net earnings increased by 14% in 2006. We have highlighted the impact of these items

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because we do not believe that the sale of excess property is part of our normal operations. Earnings increased mainly as a result of higher gross auction sales in 2006, offset in part by a lower auction revenue rate and higher operating costs. We ended 2006 with working capital of $94.4 million, compared to $84.1 million at the end of 2005.
Selected Annual Information
The following selected consolidated financial information as at December 31, 2006, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2006 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.
Our consolidated financial statements are prepared in United States dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 9 of our consolidated financial statements for the year ended December 31, 2006.

	Year Ended December 31,
	2006	2005	2004

Statement of Operations Data:

Auction revenues (1)	$261,040	$212,633	$182,257
Direct expenses	(36,976)	(27,035)	(23,472)

	224,064	185,598	158,785
Operating expenses (2)	(133,182)	(107,842)	(98,375)
Other income (expenses) (3)	1,184	4,758	(2,164)

Earnings before income taxes	92,066	82,514	58,246
Income taxes (4)	34,848	28,934	23,347

Net earnings	$57,218	$53,580	$34,899

Net earnings per share — basic	$1.66	$1.56	$1.02
Net earnings per share — diluted	1.64	1.54	1.01

Cash dividends declared per share (5)	$0.78	$0.58	$0.37

Balance Sheet Data (period end):

Working capital (including cash)	$94,369	$84,108	$36,871
Capital assets	285,091	250,645	226,624
Total assets	554,227	496,396	438,522
Long-term liabilities	51,892	50,364	19,405

(1)	Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit on the sale of inventory items, fees charged to buyers and incidental interest income.

(2)	Operating expenses include depreciation and amortization and general and administrative expenses.

(3)	Other income and expenses in 2006 included the $1.6 million ($1.0 million, or $0.03 per diluted share, after tax) net effect of a gain recorded on the sale of excess property in Florida and a write-down of land held for resale in Texas; and in 2005 included gains recorded on the sale of excess property in Texas and British Columbia of $6.4 million ($4.1 million, or $0.11 per diluted share, after tax). We have highlighted these amounts because we do not consider the sale of property to be part of our normal operations.

(4)	Income taxes in 2004 included taxes of $2.1 million recorded in connection with realized foreign exchange gains at the subsidiary level relating to certain term debt that came due in 2004. We do not consider these foreign exchange gains part of our normal operations.

(5)	In addition to the cash dividends declared and paid in 2006, we declared a cash dividend of $0.21 per common share on January 24, 2007 relating to the quarter ended December 31, 2006, which is not included in this amount.

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Results of Operations
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In 2006, approximately 40% of our revenues and approximately 45% of our operating costs were denominated in currencies other than the United States dollar, which is roughly consistent with the relative proportions in recent periods.
United States Dollar Exchange Rate Comparison

Years ended December 31,	2006	% Change	2005	% Change	2004

Value of one U.S. dollar:

Year-end exchange rate:
Canadian dollar	$1.1660	-0.3%	$1.1628	-3.1%	$1.1995
Euro	€0.7575	-10.3%	€0.8446	14.6%	€0.7371

Average exchange rate:
Canadian dollar	$1.1344	-6.4%	$1.2114	-6.9%	$1.3013
Euro	€0.7969	-1.0%	€0.8049	—	€0.8048
The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and Euro relative to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. However, in recent periods, the effect on reported auction revenues and operating expenses in our annual consolidated financial statements has largely offset, making the impact of the currency fluctuation on our annual net earnings essentially neutral.
Auction Revenues

Years ended December 31,	2006	2005	% Change

Auction revenues – United States (1)	$157,236	$121,253	30%
Auction revenues – Canada (1)	54,862	48,824	12%
Auction revenues – Europe (1)	29,024	26,609	9%
Auction revenues – Other (1)	19,918	15,947	25%

Total auction revenues	$261,040	$212,633	23%

Gross auction sales	$2,721,023	$2,092,841	30%
Auction revenue rate	9.59%	10.16%

(1)	Information by geographic segment is based on auction location.
Our auction revenues increased in 2006 primarily because we achieved higher gross auction sales in the United States and Canada compared to 2005. Our agricultural division generated gross auction sales of $130.2 million in 2006 compared to $76.4 million in 2005. Our guarantee and inventory contracts represented 26% of our total gross auction sales in 2006, which is in a similar range to the levels experienced in prior years (24% in 2005 and 23% in 2004).

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Our auction revenue rate was 9.59% for 2006, which was within our expected range of 9.50% to 10.00%. The 2006 auction revenue rate was lower than the rate we achieved in 2005 mainly as a result of the above-average performance of our underwritten business in 2005. We continue to believe that our sustainable average auction revenue rate will be in the range of 9.50% to 10.00%. Our past experience has shown that the auction revenue rate is difficult to estimate precisely. As a result, our actual auction revenue rate in future periods may be above or below our expected range.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate would have impacted auction revenues by approximately $2.7 million in 2006, of which approximately $1.8 million or $0.05 per share would have flowed through to net earnings in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.
Direct Expenses

Years ended December 31,	2006	2005	% Change

Direct expenses	$36,976	$27,035	37%
Direct expenses as a percentage of Gross auction sales	1.36%	1.29%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites.
Our direct expense rate, which represents direct expenses as a percentage of gross auction sales, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our experience over the last two years in this regard is as follows:

Years ended December 31,	2006	2005	% Change

Average gross auction sales:
Industrial auctions	$14,637	$13,179	11%
Agricultural auctions	924	772	20%
Percentage of gross auction sales at permanent auction sites and regional auction units:
Industrial auctions	91%	90%
Agricultural auctions	22%	8%
Several factors contributed to the increase in the direct expense rate in 2006 compared to 2005: we held several offsite sales in 2006 that required higher than average direct expenses; our agricultural sales in 2006 made up a larger proportion of our total gross auction sales than in the prior year; and we incurred higher marketing and advertising expenses in 2006 to attract real estate bidders to our auctions. Our long-term expectation is for a direct expense rate of approximately 1.30% of gross auction sales.

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Depreciation and Amortization Expense

Years ended December 31,	2006	2005	% Change

Depreciation and amortization expense	$15,017	$13,172	14%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets deployed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation increased in 2006 partly as a result of depreciation relating to the capitalization of ERP software during the period, and the construction of new auction facilities. We expect our depreciation in future periods to increase in line with our on-going capital expenditures.
General and Administrative Expenses

Years ended December 31,	2006	2005	% Change

General and administrative expenses	$118,165	$94,670	25%
G&A as a percentage of gross auction sales	4.34%	4.52%
The major categories of general and administrative expenses, or G&A, in order of magnitude in 2006 were as follows:
•	personnel (salaries, wages, bonuses and benefits) – 60% of total G&A;

•	information technology and telecommunications;

•	legal and related costs, audit and other professional fees;

•	non-auction related travel;

•	repairs and maintenance;

•	utilities;

•	leases and rentals;

•	office supplies;

•	insurance; and

•	property taxes.
Our infrastructure and workforce have continued to grow in order to support our growth objectives, and this, combined with other factors including fluctuations in foreign exchange rates, enhanced compensation programs, costs associated with our ERP implementation, and costs related to our Sarbanes-Oxley Section 404 compliance efforts, has resulted in an increase in our G&A. In 2006, our gross auction sales grew at a faster rate than originally anticipated and this growth necessitated adding people to our workforce, which increased 22% during the year. Personnel costs are the largest component of our G&A. We expect that ongoing growth in our business will continue to influence future levels of G&A. G&A in 2006 also included $2.3 million of legal and related costs in excess of our otherwise expected level of these expenses.
Although the absolute dollar value of our G&A increased in 2006, G&A as a percentage of gross auction sales in 2006 was less than in 2005. The improvement in this ratio is important because it demonstrates operating leverage – we were able to grow our gross auction sales without an equivalent increase in operating expenses. As a percentage of gross auction sales, G&A was in line with our expectations.
Although we expect G&A as a percentage of gross auction sales to decrease over the long term, our G&A will continue to be affected by the expansion of our infrastructure and workforce necessary to support our growth objectives, as well as other factors including fluctuations in foreign exchange rates, which may cause increases in the short term.

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Interest Expense

Years ended December 31,	2006	2005	% Change

Interest expense	$1,172	$2,224	-47%
Interest expense is comprised mainly of interest paid on long-term and revolving debt and operating credit lines and bank charges. Interest expense decreased in 2006 compared to the prior year primarily because of an increase in the amount of interest that we capitalized to land and buildings under development ($1.5 million in 2006; $0.6 million in 2005).
Gain on Disposition of Capital Assets

Years ended December 31,	2006	2005	% Change

Gain on disposition of capital assets	$1,277	$6,565	-81%
We sold redundant property in Tampa, Florida in 2006, and this resulted in a gain on disposition of capital assets of $1.8 million. This gain was partially offset by losses of $0.4 million recorded on the write off of redundant computer hardware and software prior to our ERP implementation and the $0.2 million write down of surplus land in Houston, Texas that was held for resale at the end of 2006. The gain in 2005 included a $5.5 million gain recorded on the sale of excess land in Forth Worth, Texas, and a gain of $0.9 million recorded on the sale of surplus property in Prince George, British Columbia. None of these properties was being used in our operations.
Income Taxes

Years ended December 31,	2006	2005	% Change

Income taxes	$34,848	$28,934	20%
Effective income tax rate	37.9%	35.1%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2006 was higher than the rate we experienced in 2005 as a result of differences in earnings within the various tax jurisdictions in which we earn our income. In addition, our income taxes in 2006 included one-time adjustments relating to uncertain tax positions, which caused an increase in our effective income tax rate for the year. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

Years ended December 31,	2006	2005	% Change

Net earnings before income taxes	$92,066	$82,514	12%
Net earnings	57,218	53,580	7%
Net earnings per share – basic	1.66	1.56	6%
Net earnings per share – diluted	1.64	1.54	7%
Earnings increased in 2006 compared to 2005 mainly as a result of higher gross auction sales, partially offset by higher operating costs and a lower auction revenue rate. Net earnings for 2006 would have been $56.2 million, or $1.63 and $1.61 per basic and diluted share, respectively, if we excluded the $1.6 million ($1.0 million, or $0.3 per diluted share, after tax) net effect of the gain recorded on the sale of excess property in Florida and the write-down of land held for resale in Texas. This compares to net earnings of $49.5 million, or $1.43 per diluted share, in 2005, excluding the impact of total gains of $6.4 million ($4.1

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million, or $0.11 per diluted share, after tax) recorded in connection with the sale of excess property in that period. Excluding the impact of these items in both periods, which we have highlighted because we do not consider them to be part of our normal operating results, our net earnings increased by 14% in 2006.
Summary of Fourth Quarter Results
We earned auction revenues of $70.7 million and net earnings of $9.8 million, or $0.28 per basic and diluted share, during the fourth quarter of 2006, which compares to auction revenues of $59.9 million and net earnings of $14.2 million, or $0.41 per basic and diluted share, in the fourth quarter of 2005. The fourth quarter is typically one of our stronger quarters, because of the seasonality of our business, as discussed above. Our gross auction sales were $738.7 million for the quarter ended December 31, 2006, which is an increase of 25% compared to the same period in 2005. The growth in our gross auction sales in the fourth quarter of 2006 compared to the equivalent period in 2005 was attributable mainly to increased sales in Canada and the United States.
Our auction revenue rate decreased to 9.57% in the fourth quarter of 2006 from 10.16% in the comparable period in 2005, mainly as a result of the performance of our underwritten business, which achieved a higher than expected return in 2005.
Our G&A increased to $36.6 million in the fourth quarter of 2006, compared to $26.4 million in the comparable 2005 period. The increase related mainly to higher costs incurred to support the ongoing and more rapid than expected growth of our business, together with $2.3 million of legal and related costs in excess of our otherwise expected level of these expenses.
We experienced a 31% decrease in our earnings in the fourth quarter of 2006 compared to the equivalent period in the prior year because higher auction revenues in 2006 were more than offset by increased operating costs.
Capital asset additions were $14.6 million for the fourth quarter of 2006, compared to $12.9 million in the comparable period in 2005. Our capital expenditures in the fourth quarter of 2006 related primarily to construction of our new permanent auction sites in Columbus, Ohio, Houston, Texas and Denver, Colorado, and information technology investments related to our M07 strategic initiative. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a decrease in our reported capital assets on our consolidated balance sheet of $1.8 million in the fourth quarter of 2006 compared to a decrease of $0.7 million in the equivalent period in 2005.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2006 and 2005.

	Q4 2006		Q3 2006	Q2 2006		Q1 2006

Gross auction sales (1)	$738,731		$580,271	$830,493		$571,528

Auction revenues	$70,699		$55,688	$78,680		$55,973
Net earnings	9,790	(3)	9,704	24,526	(2)	13,198

Net earnings per share — basic	$0.28	(3)	$0.28	$0.71	(2)	$0.38
Net earnings per share — diluted	0.28	(3)	0.28	0.70	(2)	0.38

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	Q4 2005	Q3 2005	Q2 2005		Q1 2005

Gross auction sales (1)	$589,865	$364,005	$682,711		$456,260

Auction revenues	$59,933	$38,430	$65,692		$48,578
Net earnings	14,203	4,568	21,134	(4)	13,675	(5)

Net earnings per share — basic	$0.41	$0.13	$0.62	(4)	$0.40	(5)
Net earnings per share — diluted	0.41	0.13	0.61	(4)	0.40	(5)

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Net earnings in the second quarter of 2006 included a gain of $1,812 recorded on the sale of excess property in Florida ($1,087 after tax). Excluding this amount, net earnings would have been $23,439, or $0.68 and $0.67 per basic and diluted share respectively.

(3)	Net earnings in the fourth quarter of 2006 included a write-down of $223 ($134 after tax) on land held for resale in Texas. Excluding this amount, net earnings would have been $9,924, or $0.28 and $0.28 per basic and diluted share respectively.

(4)	Net earnings in the second quarter of 2005 included a gain of $938 recorded on the sale of excess property ($769 after tax). Excluding this gain, net earnings would have been $20,365, or $0.59 per basic and diluted share.

(5)	Net earnings in the first quarter of 2005 included a gain of $5,493 recorded on the sale of redundant property ($3,296 after tax). Excluding this gain, net earnings would have been $10,379, or $0.30 per basic and diluted share.
Liquidity and Capital Resources

December 31,	2006	2005	% Change

Working capital	$94,369	$84,108	12%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. In our opinion, our working capital balance at December 31, 2006 exceeded the amount we need to satisfy our present operating requirements.
Contractual Obligations

	Payments Due by Year
			In 2008	In 2010
	Total	In 2007	and 2009	and 2011	After 2011

Long-term debt obligations	$43,318	$237	$217	$42,864	$—
Operating leases obligations	5,046	1,938	2,501	607	—

Total contractual obligations	$48,364	$2,175	$2,718	$43,471	$—
Our long-term debt in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years. Our operating leases related primarily to land on which we operate regional

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auction units and to administrative offices. These properties are located in the United States, Australia, Singapore, India, China, Japan, Mexico, Italy, Canada and the United Arab Emirates.
In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure at December 31, 2006 from these guarantee contracts was $39.7 million (compared to $29.0 million at December 31, 2005), which will be offset by the proceeds that we receive from the sale at auction of the related equipment. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.
Cash Flows

December 31,	2006	2005	% Change

Cash provided by (used in):
Operations	$65,639	$85,071	-23%
Investing	(46,547)	(32,207)	-45%
Financing	(21,656)	(13,137)	-65%
Capital asset additions were $51.2 million for 2006 compared to $42.7 million in 2005. Our capital expenditures in 2006 included construction of our new permanent auction sites under development in Columbus, Ohio, Denver, Colorado, Houston, Texas and Saskatoon, Saskatchewan. They also included improvements to our existing auction sites in various locations, including Chicago and Los Angeles, and information technology investments related to our M07 strategic initiative. Cash used in investing activities during 2006 also included $2.3 million spent in connection with the acquisition of the business and certain assets of Dennis Biliske Auctioneers. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in an increase of $3.7 million in the capital assets reported on our consolidated balance sheet as at December 31, 2006, compared to a $1.8 million decrease in 2005.
We intend to enhance our network of auction sites by adding facilities in selected locations around the world as appropriate opportunities arise, either to replace existing auction facilities or to establish new sites. Our actual expenditure levels in future periods will depend largely on our ability to identify, acquire and develop suitable auction sites. Over the next four years we intend to add or replace an average of two auction sites per year, and possibly up to four sites per year.
From 2007 through 2010, we expect that our annual capital expenditures will be in the range of $50 million to $100 million per year, as we continue to invest in the expansion of our network of auction facilities and fund our M07 strategic initiatives. Actual capital expenditures will vary, depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions. Depending on the scope of the required system improvements, the M07 expenditures will likely be primarily for software, hardware and related systems. We expect to fund future capital expenditures primarily from working capital or draws on available credit facilities.
Cash used in financing in 2006 included dividends, and we paid regular quarterly cash dividends of $0.21 per share during each of the quarters ended September 30 and December 31, 2006, and $0.18 per share during each of the quarters ended March 31 and June 30, 2006. Total dividend payments were $26.9 million for 2006, compared to $19.9 million in 2005. On January 26, 2007, our Board of Directors declared a quarterly cash dividend of $0.21 per common share relating to the quarter ended December 31, 2006. The dividend will be payable on March 16, 2007 to shareholders of record on February 23, 2007 in the amount of approximately $7.3 million.
Pursuant to new income tax legislation, Canadian resident individuals who receive “eligible dividends” in 2006 and subsequent years will be entitled to an enhanced gross-up and dividend tax credit on such dividends. All dividends that we paid in 2006 will be considered “eligible dividends” for these purposes.

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Debt

December 31,	2006	2005	% Change

Long-term debt (including current portion of long-term debt)	$43,318	$43,542	-1%
Long-term debt at December 31, 2006 consisted of two five-year term loans in the principal amounts of $12.9 million and $30.0 million, due in periodic payments of interest only, with the full amount of the principal due in 2010 and 2011, respectively. The fixed interest rates applicable to these term loans are 4.429% and 5.61%, respectively. At December 31, 2006, we were in compliance with all of the financial covenants applicable to our long-term debt.
Future scheduled interest expenses over the next five years under our existing term debt are as follows:

	In 2007	In 2008	In 2009	In 2010	In 2011

Interest expense on long-term debt	$2,275	$2,260	$2,254	$1,990	$78
In addition to our long-term debt, we have available revolving credit facilities as follows:

December 31,	2006	2005

Revolving credit facilities – total available:	$118,995	$118,200

Revolving credit facilities – total unused:	$118,995	$118,200
Our credit facilities are with financial institutions in the United States, Canada, The Netherlands, The United Kingdom and Australia. Certain of the facilities include commitment fees applicable to the unused credit amount. We had no floating rate debt outstanding at December 31, 2006.
Quantitative and Qualitative Disclosure about Market Risk
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Because we conduct operations in local currencies in countries around the world, yet have the United States dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the year ended December 31, 2006, approximately 40% of our revenues were earned in currencies other than the United States dollar and approximately 45% of our operating costs were denominated in currencies other than the United States dollar, and we believe that this ratio generally acts as a natural hedge against exposure to fluctuations in the value of the United States dollar. As a result, we have not adopted a long-term hedging strategy to protect against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar, but we will consider hedging specific transactions when appropriate.
During the year ended December 31, 2006 we recorded an increase in our foreign currency translation adjustment balance of $5.6 million, compared to a decrease of $2.2 million in 2005. Our foreign currency translation adjustment arises from the translation at the end of each reporting period of our net assets denominated in currencies other than the United States dollar into our reporting currency, in accordance

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with Canadian GAAP. Increases or decreases in this balance arise primarily from the strengthening or weakening of non-United States currencies against the United States dollar. During 2006, both the Euro and the Canadian dollar strengthened compared to the Unites States dollar.
Transactions with Related Parties
During 2006, we paid $0.7 million (2005 – $0.8 million) to a company controlled by David E. Ritchie, the former Chairman of our Board of Directors, who retired from our Board effective November 31, 2006. The costs were incurred pursuant to agreements, approved by our Board, by which Mr. Ritchie’s company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. We have entered into similar agreements with Mr. Ritchie’s company in the past and intend to do so in the future.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operation or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
In August 2006, Caterpillar Inc. filed a complaint with the United States International Trade Commission (or ITC) against 21 companies, including us, requesting that the ITC conduct an investigation under Section 337 of the U.S. Tariff Act of 1930, as amended, regarding the importation, sale, or purchase of certain Caterpillar hydraulic excavators in the United States. In December 2006 a settlement was reached between Caterpillar Inc. and certain of the respondents, including us, and we have now been terminated from the complaint. This settlement did not have, and we do not expect that it will have, a material effect on our business, results of operations or financial condition.
Critical Accounting Policies and Estimates
In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets, goodwill and future income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.
The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 1 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial

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statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.
Accounting for Income Taxes
We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our measurement of future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.
Valuation of Goodwill
We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.
In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party indicator of our company’s fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2006 and determined that no impairment had occurred.
Recent Accounting Pronouncements
During 2005, the Accounting Standards Board of the CICA issued new Handbook Sections: Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; Section 3865, Hedges; and Section 1530, Comprehensive Income. These accounting standards apply to interim and annual financial statements for fiscal years beginning on or after October 1, 2006. We adopted the new sections on a prospective basis on January 1, 2007, without restatement of prior year comparative information.
These standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. All financial instruments, including derivatives, are to be included on a company’s balance sheet and measured, either at their fair values or, in circumstances when fair value may not be considered most relevant, at amortized cost or cost.
These standards establish a new measure of income called comprehensive income. Comprehensive income represents the entire change in the net assets of an entity for a period and has two components: net income and other comprehensive income. The new section provides guidance for reporting items in other

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comprehensive income, which will be included on our Consolidated Balance Sheet as a separate component of shareholders’ equity.
The standards also establish new accounting requirements for hedges, including the criteria under which hedge accounting can be applied and how changes in fair value are to be reflected on the balance sheet, in income or other comprehensive income.
We have not yet determined the impact that these changes in accounting policy will have on our consolidated financial statements in future periods. However, we do not expect there to be a material effect on the presentation of our financial condition or results of operations.
Disclosure Controls and Procedures
We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to the appropriate level of management in a timely manner.
Based on current securities legislation in Canada and the United States, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2006.
We performed an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2006. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date.
We do not expect that our disclosure controls and procedures or internal controls over financial reporting (see below) will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. In addition, the design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
Internal Controls over Financial Reporting
Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal controls over financial reporting.
Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2006.
Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

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Our assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2006 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2006 consolidated annual financial statements, as stated in their report which is included herein.
Changes in Internal Controls Over Financial Reporting
During 2006 we replaced our existing accounting system with several modules of an ERP system, as a part of our M07 initiative described above. This implementation resulted in material changes to our internal controls; however, it was not made as a result of any internal control weakness detected as a part of our evaluation of our internal controls over financial reporting.
Other that the ERP system implementation, there were no changes in internal control over financial reporting during 2006 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	expansion of the geographic markets and market segments in which we conduct auctions, including the world market for used industrial equipment;

•	increases in the number of consignors and bidders participating in and the average size of our auctions;

•	our key strengths;

•	the average percentage of equipment sold at our auctions that leaves the region of the sale;

•	our ability to draw consistently significant numbers of local and international bidders to our auctions;

•	our ability to attract and retain the best people, and to increase the productivity of our sales force;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	the relative percentage of our gross auction sales represented by straight commission, guarantee and inventory contracts;

•	the dollar amount of our exposure to outstanding guarantee contracts;

•	our ability to grow our gross auction sales at a manageable pace and increase our earnings per share;

•	our auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	our direct expense rates, depreciation expenses and general and administrative expenses;

•	our operating leverage and economies of scale;

•	our future capital expenditures;

•	our M07 strategic initiatives, the timing of their implementation and the effect on our business, results of operations and capital expenditures;

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•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on our results of operations;

•	financing available to us and the sufficiency of our working capital to meet our financial needs; and

•	the effect on our business, financial condition and results of operations of the settlement of Caterpillar Inc.’s complaint to the ITC.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
Our guarantee and outright purchase contracts and advances to consignors may result in us incurring losses.
Approximately 75% of our business is conducted on a straight commission basis. In certain situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction sales.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

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We may need to make payments to buyers and other parties if we are not able to deliver clear title on the assets sold at our auctions, which may result in us incurring losses.
Where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid. If we are unable to deliver clear title, we provide the buyer with a full refund of the purchase price. While we exercise considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments; aggregate losses from these payments could be material.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing earnings from operations in markets in which we already operate and by expanding into new geographic markets and into market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales personnel;

•	identifying and developing new geographic markets and market segments;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	successfully managing expansion;

•	maintaining our operating leverage;

•	obtaining necessary financing;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	successfully integrating new facilities and acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market segments, and maintaining these relationships in our existing markets;

•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and in new markets; and

•	designing and implementing business processes that are able to support profitable growth.
We will need to hire additional employees to manage any growth that we achieve. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

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Our business would be harmed if there were decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate are beyond our control. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment.
Our business could be harmed if our reputation for fairness, honesty and conducting only unreserved auctions were damaged.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, honesty and conducting only unreserved auctions were damaged. If we are unable to maintain our reputation and monitor and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.
The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and business. We need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet anticipated increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We may need to improve these systems in order to accommodate any growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could harm our business and interfere with our ability to grow.
We have embarked on a program to redesign our business processes and to upgrade our information systems, including implementing an enterprise resource planning system. Our business and results of operations could be harmed if this implementation, which commenced in phases in 2006, is not successful or if expected efficiencies are not realized. In addition, any difficulties with our systems implementation could have an adverse effect on our operations and also our ability to evaluate the effectiveness of our internal control over financial reporting, which could negatively affect our internal controls reporting in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act and applicable securities law in Canada, and of our disclosure controls and procedures, which could negatively affect our reporting in accordance with the provisions of Section 302 of the Sarbanes-Oxley Act and applicable securities law in Canada.

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Our business could be harmed if one or more of our core administrative centers were subject to a major disaster or our systems were subject to a security breach.
We do not currently have a formal disaster recovery plan to address issues relating to business continuity. If one or more of our core administrative centers was subject to a major disaster, serious security breach or any other threat to business continuity, it could materially damage our business, results of operations and financial condition.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from these claims could be material.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We are exposed to foreign exchange rate fluctuations and political and economic instability as a result of our substantial international operations, which could harm our results of operations.
We conduct business on a global basis and intend to continue to expand our presence in international markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, health, environmental, economic and political conditions and regulations, including income tax regulations, may affect in a negative manner our business in international markets and our related operating results. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

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Our revenues and profitability could be reduced as a result of competition in our core markets.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates. These activities could harm our business, operating results and financial condition.
We depend on the services of a number of key personnel, and our business could be harmed if we lost one or more of them.
The growth and performance of our business in the future will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business.
Our internet-related initiatives, which are subject to technological obsolescence and potential service interruptions, may not contribute to improved operating results over the long-term. In addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We license from third parties intellectual property on which we rely in providing our rbauctionBid-Live service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to help avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

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Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
Our operations are subject to substantial environmental and other regulations that may significantly increase our expenses or limit our operations and ability to expand.
A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites where we may be conducting auctions, or at properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.

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Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
We may not continue to pay regular cash dividends.
We declared and paid quarterly cash dividends of $0.21 per outstanding common share relating to the third and fourth fiscal quarters of 2006 and $0.18 per share in connection with the first and second quarters of 2006. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

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